Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “ITEM 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, in each case, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in Euros. Unless otherwise indicated, all references to currency amounts in this discussion are in Euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. Key Information––Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a biopharmaceutical company focused on applying our proprietary anti-C5a and C5aR technologies to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings.

Gohibic (vilobelimab) for the treatment of critically ill COVID-19 patients

In April 2023, we received an Emergency Use Authorization (EUA) from the U.S. Food and Drug Administration (FDA) for Gohibic (vilobelimab) for the treatment of critically ill COVID-19 patients. Specifically, we received an EUA for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving invasive mechanical ventilation (IMV) or extracorporeal membrane oxygenation (ECMO).

The data supporting the EUA were the previously announced results of the multicenter Phase III PANAMO trial. PANAMO is one of the largest 1:1 randomized, double-blind placebo-controlled trials in invasively mechanically ventilated COVID-19 patients in intensive care units. A total of 369 patients were randomly assigned to the vilobelimab treatment group (six 800 mg infusions) or the placebo group. Both groups also received standard of care, which included treatment with anticoagulants, corticosteroids like dexamethasone and other immunomodulators. The data showed that vilobelimab treatment improved survival with a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo in the global data set. The data have been published in The Lancet Respiratory Medicine in September 2022.

We are preparing for the commercialization of Gohibic (vilobelimab). For this, we are hiring experts with relevant experience in the commercialization of medical products and are building the necessary commercial and logistical infrastructure internally and/or with the potential assistance of external partners or service providers. Although we plan to make Gohibic available to patients in the U.S. under EUA status within the next few weeks; in order to achieve full commercial scale and successfully exploit the full market potential of the product in the future, we also aspire to obtain full market approval for Gohibic (vilobelimab). We are therefore continuing discussions with the FDA related to a submission of a Biologics License Applications (BLA) for full approval of Gohibic (vilobelimab) in such COVID-19 indication. We have also completed encouraging meetings with the rapporteur and co-rapporteur member state teams of the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) related to a planned future marketing authorization application with the EMA.

In parallel, we are also exploring the possibility to collaborate with pharmaceutical companies with established distribution and commercialization channels in the U.S. to accelerate the market entry of Gohibic (vilobelimab).

In October 2021, we announced that we received a grant of up to €43.7 million from the German Ministry of Education and Research and the German Ministry of Health to support our development of vilobelimab for the treatment of severe COVID-19 patients. Due to subsequent changes in our research and development plan and fewer costs projected within the timeframe of the grant (i.e., through June 30, 2023), we were notified that the amount available to us is now €41.4 million. Following March 31, 2023, €13.2 million remains available to us for activities to be performed until the end of the grant period on June 30, 2023. The grant is structured as a reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab.

Vilobelimab for the treatment of Pyoderma Gangrenosum

We are developing vilobelimab for the treatment of pyoderma gangraenosum (PG). PG is a rare chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. The exact pathophysiology is not fully understood, but it is postulated that inflammatory cytokine production, as well as neutrophil activation and dysfunction contribute to a sterile inflammation in the skin. PG often presents as painful pustules or papules, mainly on the lower extremities, which can rapidly progress to an extremely painful enlarging ulcers. Associated symptoms include fever, malaise, weight loss and myalgia. PG usually has a devastating effect on a patient’s life due to the severe pain and induction of significant movement impairment depending on lesions’ locations. The exact prevalence of PG is not yet known, but it is estimated that up to 51,000 patients in the United States and Europe are affected by this disease.

In February 2019, we initiated an open-label, multicenter Phase IIa exploratory study enrolling 19 patients with moderate to severe PG in Canada, the United States and Poland. The objectives of this study were to evaluate the safety and efficacy of vilobelimab in this patient population in three different doses and to determine the appropriate dose for the future development of vilobelimab in registrational Phase III studies for the treatment of PG.

In April 2021, the study reached its enrollment target with 19 patients. Final results from all patients were presented at the American Academy of Dermatology Association (AAD) Annual Meeting in March 2022. The reported final results showed a dose-dependent effect in the highest dose cohort of 2,400 mg, with six out of seven patients showing a clinical remission PGA score ≤ 1) and closure of the target ulcer in this dose cohort. The seventh patient showed a slight improvement (PGA score 4), with a decrease of the target ulcer area of over 50%. During the follow-up period, ulcers remained closed two months after treatment completion in all but one patient, and a sustained suppression of C5a was observed for up to 20 days after the last dosing.

With these results, vilobelimab was granted orphan drug designation for the treatment of PG by both the FDA in the United States and the EMA in Europe, as well as fast-track designation by the FDA. In January 2023, we announced details related to the design of our planned Phase III study with vilobelimab in ulcerative PG. We have submitted a Phase III clinical trial protocol to the FDA and initiated the preparatory activities to start the trial in the United States, Europe and selected countries in other regions. The study has an adaptive trial design with an interim analysis blinded for the sponsor and investigators (but unblinded for the independent data safety monitoring committee), planned enrollment of approximately 30 patients (15 per arm). The interim analysis with a set of predefined rules will consider the then-observed difference in complete target ulcer closure between the two arms, and accordingly, the trial sample size will be adapted, or the trial will be stopped due to futility. We expect to begin enrolling patients in such Phase III study in mid-2023.

The enrollment period is projected to be at least two years, depending on the total trial size after sample size adaptation. The design is based on detailed feedback and recommendations from the FDA Division of Dermatology and Dentistry and was developed in close collaboration with the Company´s advisors from the United States, Europe and other regions.

Vilobelimab for the treatment of cutaneous squamous cell carcinoma (cSCC)

We are also developing vilobelimab for the treatment of PD-1 / PD-L1 inhibitor resistant / refractory, locally advanced or metastatic cutaneous squamous cell carcinoma (cSCC). cSCC is the second most common skin cancer. The incidence of cSCC increases with increasing sun exposure and age, and individuals with fair skin and hair are more often affected. The potential for local recurrence or metastasis of cSCC varies with the pathologic variant and localization of the primary lesion, and the risk for metastasis in cSCC is approximately 2%-5%. Advanced cSCC 10-year survival rates are less than 20% with regional lymph node involvement and less than 10% with distant metastases.

In June 2021, we announced the dosing of the first patient in our clinical Phase II study of vilobelimab in cSCC. We are recruiting patients in two independent arms, vilobelimab alone (Arm A) and vilobelimab in combination with pembrolizumab (Arm B). The main objectives of the trial are to assess the safety and antitumor activity of vilobelimab monotherapy, to determine the maximum tolerated or recommended dose, safety and antitumor activity in the combination arm and to evaluate and establish the safety of vilobelimab in cSCC patients.

After five weeks of treatment with the first three patients in Arm A of the study, a safety assessment was successfully completed, and enrollment in Arm B was also opened.

As of the date hereof, 10 patients are enrolled in Arm A, in which they receive a run-in dose of 800 mg of vilobelimab on days 1, 4, 8 and 15, followed by a dose of 1,600 mg vilobelimab every two weeks starting on day 22. An interim analysis in Arm A is planned before further proceeding with the second stage of the study in Arm A. Such analysis will be conducted once 10 patients are evaluable for response assessment, which we expect to be available in the first half of 2023.

In parallel, we previously reported that in Arm B, three patients have been treated in the first dosing cohort of the study (400 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 800 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). An independent steering committee recommended continuing the study at the next higher dose (600 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 1,200 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). Six patients were treated in this second dosing cohort. A subsequent independent steering committee recommended continuing the study at the highest planned dose (800 mg intravenous infusions of vilobelimab on days 1, 4, 8 and 15 and 1,600 mg from day 22 and every two weeks thereafter, in addition to 400 mg of pembrolizumab on day 8 and every six weeks thereafter). Meanwhile, as of the date hereof, 15 patients are enrolled in Arm B (3+6+6 in the three dosing cohorts). An independent steering committee will subsequently recommend the addition of further patients to the maximum tolerated dose in this first stage of Arm B.

 Before we proceed with the second stage of the study in Arm B, we plan to perform an interim analysis in Arm B. We plan to conduct such analysis once 10 patients treated with the maximum tolerated dose are evaluable for the response assessment. We expect these data to be available in the first half of 2024.

Anti-C5aR inhibitor INF904

 We are developing INF904, an oral small-molecule drug candidate that targets the C5aR receptor. We plan on targeting complement-mediated, chronic autoimmune and inflammatory conditions for which an oral small molecule is the preferred route of administration for patients.

In January 2022, we reported that we have completed investigational new drug (IND)-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses. In these preclinical studies, oral INF904 showed higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to the marketed C5aR inhibitor avacopan. Anti-inflammatory therapeutic effects in several preclinical disease models were also demonstrated by INF904. Further, in contrast to the marketed C5aR inhibitor avacopan, in vitro experiments showed that INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids. We are currently conducting a Phase I single and multiple ascending dose study in healthy volunteers with the goal of confirming the safety of INF904 and to establish the pharmacokinetic and pharmacodynamic profile of this development product. Results from the SAD part of the study are expected for Q3 2023 and results from the MAD part of the study are expected in Q4 of 2023.

Anti-C5a antibody IFX002

To expand the breadth of our anti-C5a technology, we are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 shares the same mechanism of action as vilobelimab, blocking C5a with high specificity, but is designed with a dosing regimen that may be more suitable for chronic therapy. IFX002 is in pre-clinical development.

Financial Highlights

As of March 31, 2023, we had cash and cash equivalents of €2.1 million and marketable securities of €70.2 million. In addition, in April 2023, we raised proceeds of € 53.5 million from our ATM program and our additional underwritten public share offering (including exercise of the overallotment option by the underwriters) after deducting underwriting discounts. We believe that our current funds on hand will be sufficient to fund our planned operations into 2026.

We anticipate that our expenses might increase if and as we:

•	continue to prepare for commercialization of Gohibic (vilobelimab) in the U.S. by investing in our commercial infrastructure and seek partners to support commercialization of our products;

•	continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab;

•	continue research, preclinical and clinical development efforts for any future product candidates, including IFX002 and INF904;

•	invest in our working capital;

•	generally actively seek to identify additional research programs and additional product candidates;

•	pursue full BLA and MAA approvals for Gohibic (vilobelimab);

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•
require the scale-up and validation of the manufacturing process for the commercialization of Gohibic (vilobelimab) including the manufacturing of larger quantities of product candidates for the completion of the development activities towards the establishment of a commercial manufacturing process and for further clinical development;

•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab, IFX002, INF904 and other pipeline products;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as commercial, administrative, clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We currently have no products or services from which we generate revenues. On April 4, 2023, the U.S. Food and Drug Administration (FDA) issued an Emergency Use Authorization (EUA) for the emergency use of Gohibic (vilobelimab) for the treatment of COVID-19 in hospitalized adults. By obtaining an EUA in this indication, we may be able to generate limited revenues through sales of Gohibic (vilobelimab) in the future.

For this, we are hiring experts with relevant experience in the commercialization of medical products and are building the necessary commercial and logistical infrastructure internally and/or with the potential assistance of external partners or service providers. However, in order to achieve full commercial scale and successfully exploit the full market potential of our products in the future, we or our collaborators will need to obtain full market approval for Gohibic (vilobelimab) and for our other product candidates in the future.

Successful commercialization will require achievement of key milestones, including completing clinical trials of our product candidates; obtaining marketing approval for these product candidates; manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval; satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities, and even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our expenses in any quarter may not be indicative of our expenses in future periods, and in particular we expect that our expenses, and therefore our net losses, could vary depending on the going-forward strategy relating to the full regulatory approval of vilobelimab for the treatment of critically ill COVID-19 patients, PG, cSCC and additional indications, as well as other product candidates like INF904 or any potential addition of a technology platform or assets.

Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

 Research and Development Expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expenses based upon employees’ roles within the organization; and

•	professional fees for lawyers related to the protection and maintenance of our intellectual property.

Our research and development expenses primarily relate to the following key programs:

•
Vilobelimab. We expect our expenses associated with vilobelimab to increase in 2023 compared to 2022, as we are initiating the Phase III clinical study in PG and conducting our Phase II clinical program in cSCC. In addition, we are incurring, and expect to further incur, expenses in conjunction with filing market authorizations for vilobelimab in the United States and elsewhere, including expenses to obtain full BLA approval for vilobelimab. We might also potentially consider development of vilobelimab in additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by establishing a commercial scale production process.

•
INF904. We are also developing INF904, a product candidate that targets the C5aR receptor. We have been conducting a Phase I single and multiple ascending dose clinical study since November 2022 and expect to incur additional costs by advancing the development of INF904. We plan to study INF904 in complement-mediated, chronic autoimmune and inflammatory conditions for which an oral low molecular weight compound might have advantages or is needed for patients and for which oral delivery is the medically preferred route of administration.

•
IFX002. We are also developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is a highly potent anti-complement C5a antibody with a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab and is currently in preclinical development. Expenses for this program mainly consist of salaries, costs for preclinical testing conducted by CROs and costs to produce preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

For the three months ended March 31, 2023 and 2022, we incurred research and development expenses of €14.7 million and €10.5 million, respectively. The principal driver of the increase in our research and development expenses was attributable to the completion of the development activities for vilobelimab for the treatment of critically ill COVID-19 patients, for which the FDA granted an EUA after the end of the reporting period. These expenses comprised of costs attributable to the establishment of a commercial scale manufacturing process for vilobelimab and regulatory expenses in conjunction with the EUA filing and other regulatory activities, as well as for the manufacturing of clinical trial-related material. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. For a discussion of our other key financial statement line items, please see “ITEM 5. Operating and Financial Review and Prospects—Operating results” in the Annual Report.

General and Administrative Expenses

We expect that our general and administrative expenses will increase in the future as our business expands, we initiate commercial operations in conjunction with the recently granted EUA for Gohibic (vilobelimab) and we incur additional costs associated with operating as a public company. Commercialization costs are expected to relate mostly to additional personnel, additional consulting expenses, costs associated with the establishment of a distribution system and related expenses. Public company-related costs relate primarily to additional personnel, additional professional and legal fees, audit fees, directors’ and officers’ liability insurance premiums and costs associated with investor relations.

Once we start earning revenues, we intend to break out and report marketing and sales costs separately.

For the three months ended March 31, 2023 and 2022, we incurred general and administrative expenses of €3.6 million and €4.4 million, respectively. The principal driver of the decrease in our general and administrative expenses is attributable to lower personnel expenses from equity-settled share-based compensation recognized in personnel expenses of €0.8 million.

Results of Operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report.

Comparison of the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023	2022	Change
	(in €)
Operating expenses
Research and development expenses	(14,731,908)	(10,471,923)	(4,259,985)
General and administrative expenses	(3,608,554)	(4,387,443)	778,889
Total operating expenses	(18,340,462)	(14,859,366)	(3,481,096)
Other income	7,746,189	1,593	7,744,596
Other expenses	(566)	(565)	(1)
Operating result	(10,594,839)	(14,858,338)	4,263,499
Finance income	456,036	27,962	428,074
Finance expenses	(5,528)	(24,586)	19,058
Foreign exchange result	(1,137,310)	727,933	(1,865,243)
Other financial result	197,808	125,000	72,808
Income taxes	—	—	—
Loss for the period	(11,083,833)	(14,002,030)	2,918,197
Exchange differences on translation of foreign currency	(16,785)	1,309,875	(1,326,660)
Total comprehensive loss	(11,100,618)	(12,692,154)	1,591,536

Research and Development Expenses

	Three Months Ended March 31,
	2023	2022	Change
	(in €)
Third-party expenses	12,403,127	8,088,608	4,314,519
Personnel expenses	1,611,079	2,107,623	(496,544)
Legal and consulting fees	545,151	194,087	351,064
Other expenses	172,550	81,604	90,946
Total research and development expenses	14,731,908	10,471,923	4,259,985

We use our employee and infrastructure resources across multiple research and development programs directed towards developing vilobelimab in different indications and in our pre-clinical programs. We manage certain activities such as contract research and manufacturing of vilobelimab and our discovery programs through our third-party vendors.

Research and development expenses incurred for the three months ended March 31, 2023 increased by €4.3 million compared to the three months ended March 31, 2022. This increase was primarily attributable to the establishment of a commercial scale manufacturing process for vilobelimab and regulatory expenses in conjunction with our EUA of Gohibic (vilobelimab) for the treatment of critically ill COVID-19 patients and other regulatory filings as well as for the manufacturing of clinical trial-related materials.

General and Administrative Expenses

	Three Months Ended March 31,
	2023	2022	Change
	(in €)
Personnel expenses	1,606,005	2,477,017	(871,012)
Legal, consulting and audit fees	985,912	770,291	215,621
Other expenses	1,016,638	1,140,136	(123,498)
Total general and administrative expense	3,608,554	4,387,443	(778,889)

General and administrative expenses decreased by €0.8 million to €3.6 million for the three months ended March 31, 2023, from €4.4 million for the three months ended March 31, 2022. This decrease is attributable to lower expenses associated with equity-settled share-based compensation recognized in personnel expenses of €0.8 million.

Other Income

	For the three months ended March 31,
	2023 (unaudited)	2022 (unaudited)
	(in €)
Other income from government grants	7,734,855	—
Further other income	11,334	1,593
Total	7,746,189	1,593

Other income was €7.7 million, which is primarily attributable to income recognized from the grant payments received from the German federal government for the development of Gohibic (vilobelimab) in severe COVID-19 cases, including our expenses related to clinical development and manufacturing process development.

Net Financial Result

	Three Months Ended March 31,
	2023	2022	Change
	(in €)

Interest income	456,036	27,962	428,074
Interest expenses	(420)	(19,859)	19,439
Interest on lease liabilities	(5,108)	(4,727)	(381)
Finance Result	450,508	3,376	447,132

Foreign exchange income	290,525	1,110,408	(819,883)
Foreign exchange expense	(1,427,835)	(382,475)	(1,045,360)
Foreign exchange result	(1,137,310)	727,933	(1,865,243)

Other financial result	197,808	125,000	72,808
Net financial result	(488,994)	856,309	(1,345,303)

Net financial result decreased by €1.3 million to a net financial expense of €0.5 million for the three months ended March 31, 2023, from a net financial result of €0.9 million for the three months ended March 31, 2022. This decrease is attributable to an aggregation of different factors, including higher interest income on investments of €0.4 million due to higher interest rates, lower foreign exchange gains, which decreased by €0.8 million, and higher foreign exchange losses of €1.0 million.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2023, we incurred a net loss of €11.1 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2023, we had cash, cash equivalents in the amount of €2.1 million and financial assets in the amount of €74.2 million, comprised of  marketable securities in the amount of €70.2 million and other financial assets amounting to €4.0 million, including receivables from our governmental grant. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. Dollar term deposits. Our quoted debt securities have BBB+ to AAA credit ratings.

In addition, in April 2023, we raised proceeds of € 53.5 million from our ATM program and our additional underwritten public share offering (including exercise of the overallotment option by the underwriters) after deducting underwriting discounts.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
	(in €)
Net cash used in operating activities	(10,516,193)	(12,858,662)
Net cash from/(used in) investing activities	(3,586,300)	26,481,122
Net cash from/(used in) financing activities	30,202	(90,806)
Cash and cash equivalents at the beginning of the period	16,265,355	26,249,995
Exchange gains/losses on cash and cash equivalents	(95,814)	314,639
Cash and cash equivalents at the end of the period	2,097,250	40,096,286

1.	Net Cash used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for noncash charges and changes in components of working capital.

Net cash used in operating activities decreased to €10.5 million in the three months ended March 31, 2023, from €12.9 million in the three months ended March 31, 2022.

2.	Net Cash from/used in Investing Activities

Net cash from investing activities decreased by €30.1 million in the three months ended March 31, 2023, mainly due to higher reinvestments in marketable securities in the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

3.	Net Cash from/used in Financing Activities

Net cash from financing activities increased by €0.1 million in the three months ended March 31, 2023, compared to the three months ended March 31, 2022.

Funding Requirements

We expect our expenses associated with vilobelimab to increase in 2023 compared to 2022, as we continue discussion with the FDA related to submission of a BLA for full approval of Gohibic (vilobelimab) in severe COVID-19, complete developing vilobelimab in other indications, including PG in our Phase III trial, conduct a Phase III study in PG; and continue the Phase II clinical program in cSCC. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and by validating our manufacturing process for vilobelimab to meet regulatory standards for approval as a commercial grade manufacturing process. Furthermore, we also have established commercial scale production options and are initiating manufacturing campaigns to be able to serve the market needs in the U.S. under the granted EUA.

We also plan to advance the development of INF904 by completing the ongoing Phase I clinical program consisting of a SAD and a MAD arm in H2 2023. In parallel, we are also continuing with non-clinical development activities in relation to CMC and additional non-clinical animal studies in order to prepare for the future initiation of a Phase II clinical development.

If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. Additionally, we will validate and further develop the manufacturing process of our products to be able to apply for marketing authorization and to be able to provide a commercial-grade product. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution, and other commercial infrastructure to commercialize such products. We will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan into 2026.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “ITEM 3. Key Information––Risk factors” in our Annual Report.

Off-Balance Sheet Arrangements

As of March 31, 2023, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “ITEM 5. Operating and Financial Review and Prospects—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources––Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2023, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report, except as set forth below.

Banking system risk

We regularly maintain cash balances at third-party financial institutions in excess of the FDIC or other comparable foreign country (i.e., Germany) deposit insurance limits. If any banks or financial institutions at which we maintain cash balances enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments, or to draw on our existing lines of credit, may be threatened and could have a material adverse effect on our business and financial condition.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “ITEM 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the Annual Report other than a change in the functional currency of the InflaRx N.V. entity from the U.S. Dollar to the Euro. Refer to our unaudited interim condensed consolidated financial statements and notes as of March 31, 2023 for additional information.

Cautionary Statement Regarding Forward Looking Statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•	our ability to commercialize Gohibic (vilobelimab) or our other product candidates;

•
our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for and clinical utility of Gohibic (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the EUA and in the future if approved for commercial use in the U.S. or elsewhere;

•
the success of our future clinical trials for vilobelimab and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•
the timing, progress and results of clinical trials of our product candidates, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application, or BLA, submission for Gohibic (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or Gohibic (vilobelimab) for any indication;

•
whether the FDA, the EMA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product Gohibic (vilobelimab);

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key Information––Risk factors” section of our Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.